                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         XIONICS DOCUMENT TECHNOLOGIES, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     98412X-10-3
                                    (CUSIP Number)

                                    SCOTT C. NEELY
                    VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              PHOENIX TECHNOLOGIES LTD.
                              2770 DE LA CRUZ BOULEVARD
                                SANTA CLARA, CA 95050
                              TELEPHONE:  (408) 654-9000
                    (Name, Address, and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  SEPTEMBER 26, 1996
                            (Date of Event which Requires
                              Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. /x/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






                                     Page 1 of 5
                            The Exhibit Index is on page 5

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                                     Schedule 13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.            Phoenix Technologies Ltd.
     S.S. or I.R.S. Identification Nos.     04-2685985
     of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                OO

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            Delaware

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                        1,455,381
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                              0
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   1,455,381
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive                         0
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,455,381

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)              14.5%

-------------------------------------------------------------------------------
(14) Type of Reporting Person                                        CO

-------------------------------------------------------------------------------
                                         2

                                     Schedule 13D

Item 1.  Security and Issuer.

         (a)  Name and Address of Principal Executive Offices of Issuer.

              Xionics Document Technologies, Inc.
              70 Blanchard Road
              Burlington, MA 01803

         (b)  Title and Class of Equity Securities.

              Common Stock, $.01 par value per share

Item 2.  Identity and Background

         (a)  Name of Person Filing:   Phoenix Technologies Ltd.

              The executive officers and directors of Phoenix Technologies Ltd. are set forth on Appendix A hereto.

         (b) Principal Business: Design, development and marketing of system-level software, and synthesizable cores.

         (c)  Address of Principal Business and Principal Office:

              2770 De La Cruz Boulevard
              Santa Clara, CA 95050

         (d)  Criminal Proceedings:

              During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

              During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civiil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Incorporation:  Delaware


                                          3

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                                     Schedule 13D

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person sold certain of its assets and liabilities to the Issuer on November 8, 1994 in exchange for shares of capital preferred stock and a promissory note of the Issuer. After November 8, 1994, the Reporting Person converted a portion of such promissory note into additional shares of capital preferred stock of the Issuer and converted a portion of such preferred stock into non-voting common stock of the Issuer. As a result of the initial public offering of shares of its common stock by the Issuer, all of the shares of such preferred stock and non-voting common stock were converted into an equivalent number of shares of the Issuer's Common Stock, par value $.01 par value per share.

Item 4.  Purpose of the Transaction.

         The Reporting Person acquired the shares as an investment and in connection with the sale of assets and liabilities referred to in the response to Item 3 above.

Item 5.  Interests in Securities of the Issuer.

         (a)  Number of Shares Beneficially Owned:         1,455,381 shares

              Right to Acquire:                                           0

              Percent of Class:                                 14.5%     *

              *Based on representations made to the Reporting Person by the Issuer as to the number of shares outstanding on September 30, 1996 (i.e., excluding treasury shares).

         (b)  Sole Power to Vote, Direct the Vote of,
              or Dispose of Shares:                        1,455,318 shares

         (c)  Recent Transactions:

              On September 26, 1996, the Reporting Person sold 500,000 share of the Issuer's common stock in the initial public offering of shares by the Issuer at a net price of $11.16 per share. The underwriters in the offering have a 30-day option to purchase at the same net price per share an additional 75,000 shares of the Issuer's common stock from the Reporting Person.

         (d)  Rights with Respect to Dividends or Sales Proceeds:         N/A

         (e)  Date of Cessation of Five Percent Beneficial Ownership:     N/A

                                     Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The underwriters in the initial public offering of the Issuer's shares have a 30-day option to purchase at a net price of $11.16 per share an
         additional 75,000 shares of    the Issuer's common stock from the
         Reporting Person. The Reporting Person has agreed that it will not sell any other shares of the Issuer's common stock within 180 days after September 26, 1996.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Asset Purchase Agreement made as of September 30, 1994 by and between Phoenix Technologies Ltd. and Xionics International Holdings, Inc. (incorporated by reference to Exhibit 2.01 to Phoenix Technologies Ltd.'s Form 8-K dated November 8, 1994).

Exhibit 2 Underwriting Agreement among Xionics Document Technologies, Inc., Phoenix Technologies, Inc. and Adams, Harkness and Hill and SoundView Financial Group, Inc. (incorporated by reference to
              Exhibit 1.1 to Amendment No. 4 to the Registration Statement of Xionics Document Technologies, Inc. on Form S-1).

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 7, 1996

                                       PHOENIX TECHNOLOGIES LTD.




                                       By: /S/  SCOTT C. NEELY
                                           -------------------------------
                                            Scott C. Neely
                                            Vice President, General Counsel
                                            and Secretary


                                          5

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                                     Schedule 13D

                                      APPENDIX A

                                  EXECUTIVE OFFICERS

    The following is a list of all executive officers of Phoenix Technologies Ltd. Unless otherwise indicated, each officer's business address is 2770 De La Cruz Boulevard, Santa Clara, CA 95050, which address is Phoenix Technologies Ltd.'s business address. All executive officers are United States citizens.

Name:         Jack Kay
Title:        President and Chief Executive Officer; Director

Name:         Robert J. Riopel
Title:        Vice President, Finance, Chief Financial Officer and Treasurer

Name:         David A. Everett
Title:        Vice President, Worldwide Field Operations

Name:         Gayn B. Winters
Title:        Vice President, Engineering
Address:      2575 McCabe Way, Irvine, CA 92714


                                      DIRECTORS

    The following is a list of all Directors of Phoenix Technologies Ltd., other than Jack Kay, and certain other informatioin with respect to each Director. All Directors are United States citizens. The pertinent information for Mr. Kay is described in this Appendix A under "Executive Officers".

Name:                        Charles Federman

Business Address:            One Bridge Plaza, Ft. Lee, NJ 07024

Principal Occupation:        Partner, Broadview Associates

Name, principal business     Broadview Associates, an investment banking and
and address of corporation   financial advisory services partnership
or other organization on     One Bridge Plaza,
which employment is          Ft. Lee, NJ 07024
conducted:


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                                     Schedule 13D

Name:                        Lawrence G. Finch

Business Address:            2884 Sand Hill Road, Suite 121, Menlo Park, CA
                             94025

Principal Occupation:        Partner, Sigma Partners, venture capital
                             partnership

Name, principal business     Sigma Partners, a venture capital partnership
and address of corporation   2884 Sand Hill Road
or other organization on     Suite 121
which employment is          Menlo Park, CA 94025
conducted


Name:                        Ronald D. Fisher

Business Address:            10 Langley Road, #403, Newton Centre, MA 02159

Principal Occupation:        Vice Chairman, Softbank Holdings Inc.

Name, principal business     Softbank Holdings Inc., holding
and address of corporation   company responsible for U.S. investments of
or other organization on     Softbank Corporation, the leading worldwide
which employment is          electronic publisher of computer-related magazines
conducted                    and books, distributor of computer software,
                             peripherals and systems, and producer of technology-related trade shows and expositons
                             10 Langley Road, #403
                             Newton Centre, MA 02159




Name:                        Lance E. Hansche

Business Address:            P.O. Box 445, Franklin, MA 02038

Principal Occupation:        Strategic Advisor, Phoenix Technologies Ltd.

Name, principal business     Phoenix Technologies Ltd., a
and address of corporation   supplier of system-level software and
or other organization on     synthesizable cores
which employment is          2770 De Lu Cruz Blvd.
conducted                    Santa Clara, CA 95050


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                                     Schedule 13D

Name:                        Anthony P. Morris

Business Address:            211 Congress Street, Second Floor, Boston, MA
                             02110

Principal Occupation:        President, Morris & Associates

Name, principal business     Morris & Associates, a management
and address of corporation   consulting and financial advisory firm
or other organization on     211 Congress Street
which employment is          Second Floor
conducted                    Boston, MA 02110



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